FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1                   Doc re. Pricing Supplement
No. 2                   Doc re. Pricing Supplement
No. 3                   Director Shareholding
No. 4                   Doc re. Pricing Supplement
No. 5                   FRN Variable Rate Fix
No. 6                   FRN Variable Rate Fix
No. 7                   Employee Share Option Scheme

Document No. 1

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     243
Description:                      Issue of GBP 5,000,000 Floating Rate Notes
                                  due 2005
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       1 May 2003
Maturity Date:                    23 September 2005
ISIN:                             XS0167839942

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 2

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     242
Description:                      Issue of GBP 5,000,000 Floating Rate Notes
                                  due 2005
Currency/ Principal Amount:       Pounds Sterling ("GBP")
Issue Price:                      100.00 per cent.
Specified Denomination            GBP 10,000
Issue Date:                       1 May 2003
Maturity Date:                    6 June 2005
ISIN:                             XS0167840957

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 3

                               NORTHERN ROCK PLC

                                 SHARE SCHEMES

The Trustees of the Northern Rock Qualifying Employee Share Ownership Trust, Northern Rock Quest Company Limited ("QUEST") hereby give notice that the Executive Directors of Northern Rock plc namely:

Mr A J Applegarth
Mr D F Baker
Mr R F Bennett

have a potential interest in QUEST and that the Trustees of QUEST disposed of the following Ordinary shares in the Company:

Date of          No. of         Option Price per       Percentage of
Disposal         Shares         Share                  Issued
                                                       Share Capital

1 May 2003       1,397,595      GBP2.15                  0.33

These shares were transferred to participants in the Northern Rock Sharesave Scheme (the Scheme), a savings related option scheme available to all qualifying employees.

QUEST's total holding following this transaction is 2,164,919 ordinary 25p shares in the Company representing 0.51% of the Company's issued share capital.

On 1 May 2003 Robert Frederick Bennett, an Executive Director of the Company exercised his option over 4,505 shares in the Scheme. In addition, he commenced a new contract under the Scheme which granted him an option over 1,580 shares at a price of GBP5.98 per share. This option is exercisable from 1 May 2006 to 1 November 2006. Following these transactions Mr Bennett's resultant holding is now 184,733 shares representing 0.04% of the Company's issued share capital.

Document No. 4

Pricing Supplement

Issuer:                           Northern Rock plc
Series Number                     241
Description:                      Issue of EUR 150,000,000 Floating Rate Notes
                                  due November 2004
Currency/ Principal Amount:       Euro (EUR)
Issue Price:                      100.00 per cent.
Specified Denomination            EUR 100,000
Issue Date:                       2 May 2003
Maturity Date:                    2 November 2004
ISIN:                             XS0167711398

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Document No. 5

RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 243 EMTN
    DUE: SEPTEMBER 2005
    ISIN: XSO167839942

PLEASE BE ADVISED THAT THE INTEREST  RATE FOR THE PERIOD
01MAY03 TO 23JUN03 HAS BEEN FIXED AT 3.65133 PER ANNUM

INTEREST  PAYABLE  VALUE  23JUN03  WILL  AMOUNT  TO:
GBP 53.02  PER GBP  10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 6

RE: NORTHERN ROCK PLC
    GBP 5,000,000 SERIES 242 EMTN
    DUE: JUNE 2005
    ISIN: XSO167840957

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
01MAY03 TO 06JUN03 HAS BEEN FIXED AT 3.64519 PER ANNUM


INTEREST PAYABLE VALUE 06JUN03 WILL AMOUNT TO:
GBP 35.95 PER GBP 10,000 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON TEL: 44 20 7508 3857/3855 OR FAX: 44 20 7508 3881

Document No. 7

                               NORTHERN ROCK PLC
                          EMPLOYEE SHARE OPTION SCHEME


Northern Rock plc (the Company) announces that on 2 May 2003 Carey Langlois Trust Company Limited as Trustees of the Northern Rock Employee Trust (a discretionary trust of which all employees of the Northern Rock Group are potential beneficiaries) transferred 41,350, Ordinary 25p Shares (Shares) in the Company at an exercise price of GBP6.18 per Share to individuals who have exercised share options granted to them under the Company's Employee Share Option Scheme (an Inland Revenue Approved Share Option Scheme under which options were granted to substantially all employees). The Executive Directors are deemed for Companies Act purposes to be interested in all Shares held by the Northern Rock Employee Trust.

Following this transaction, the Northern Rock Employee Trust holds a total of 5,255,925 Shares representing 1.25% of the Company's issued share capital.


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  06 May 2003              By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary